SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 December, 2010

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 3 December 2010
Exhibit 1.2	Director/PDMR Shareholding released on 10 December 2010
Exhibit 1.3	Transaction in Own Shares released on 14 December 2010
Exhibit 1.4	Transaction in Own Shares released on 16 December 2010
Exhibit 1.5	Transaction in Own Shares released on 17 December 2010
Exhibit 1.6	Director/PDMR Shareholding released on 17 December 2010
Exhibit 1.7	Transaction in Own Shares released on 21 December 2010
Exhibit 1.8	Transaction in Own Shares released on 29 December 2010
Exhibit 1.9	Transaction in Own Shares released on 31 December 2010
Exhibit 2.0	Total Voting Rights released on 31 December 2010

Exhibit 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  3 December 2010

BP p.l.c. announces that on 2 December 2010 it transferred to participants in its employee share schemes 2,946,158 ordinary shares, at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,851,380,388 ordinary shares in Treasury, and has 18,795,764,378 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. was advised on 10 December 2010 by Computershare Plan Managers that on 10 December 2010 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.554 per share through participation in the BP Sharematch UK Plan:-

Director

Mr I.C. Conn                70 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                 70 shares
Mr B. Looney                70 shares
Mr S. Westwell               68 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 December 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 3,747 ordinary shares on 9 December 2010 and  19,128 shares on 13 December, at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,851,354,501 ordinary shares in Treasury, and has 18,795,805,565 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 December 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 567,278 ordinary shares on 15 December 2010 at prices between 364.8 pence and 641.1 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,850,787,223 ordinary shares in Treasury, and has 18,796,372,843 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  17 December 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 6,030 ordinary shares on 16 December 2010 at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,850,781,193 ordinary shares in Treasury, and has 18,796,378,873 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. was informed on 15 December 2010 by Fidelity Stock Plan Services LLC and on 16 December 2010 by Computershare Plan Managers that on 6 December 2010 following a grant under the BP Restricted Share Plan, the following senior executives (persons discharging managerial responsibility) acquired the number of BP Restricted Share Units equivalent to either ordinary shares (ISIN number GB0007980591) or ADSs (ISIN number US0556221044) as detailed below. The share units are subject to retention periods and there no performance conditions attached.

Mr R Bondy received a grant of restricted share units equivalent to 456,230 ordinary shares. Of the restricted share units, 155,118 will vest on 6 December 2012; and 301,112 will vest on 6 December 2013.

Mr S Westwell received a grant of restricted share units equivalent to 228,120 ordinary shares which will vest on 6 December 2012.

Mr H L McKay received a grant of restricted share units equivalent to 71,250 ADSs, which are equivalent to 427,500 ordinary shares. Of the restricted share units 24,225 will vest on 6 December 2012; and 47,025 will vest on 6 December 2013.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 1.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  21 December 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 20,059ordinary shares on 20 December 2010 at prices between 441.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,850,761,134 ordinary shares in Treasury, and has 18,796,398,932 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  29 December 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes 6,030 ordinary shares on 23 December 2010 at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,850,750,296 ordinary shares in Treasury, and has 18,796,409,770 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  31 December 2010

BP p.l.c. announces that it transferred to participants in its employee share schemes  51,522 ordinary shares on 30 December 2010 at prices between 420.0 pence and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,850,698,774 ordinary shares in Treasury, and has 18,796,461,292 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 31 December 2010

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,796,398,932 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,801,481,432. This figure excludes (i) 1,850,761,134 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 4 January 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary